October 5, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Castellum, Inc.
Registration Statement on Form S-1 (File No. 333-267249)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Castellum, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Thursday, October 6, 2022, or as soon thereafter as possible.

Very Truly Yours,

CASTELLUM, INC.

/s/ Mark C. Fuller
Mark C. Fuller
Chief Executive Officer